Mail Stop 0610   June 21, 2007

Mr. Neil Reithinger, Chief Executive Officer
Mr. Karl H. Rullich, Secretary
Baywood International, Inc.
14950 N. 83rd Place, Suite 1
Scottsdale, Arizona 85260

Re: Baywood International, Inc.
        Preliminary information statement filed June 7, 2007
        File No. 0-22024

Gentlemen:

        We have reviewed your filing solely with respect to the financial statements and
have the following comments. Where indicated, we think you should revise your
document in response to these comments. If you disagree, we will consider your
explanation as to why our comment is inapplicable or a revision is unnecessary. Please
be as detailed as necessary in your explanation. In some of our comments, we may ask
you to provide us with supplemental information so we may better understand your
disclosure. After reviewing this information, we may or may not raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Based on the information provided in your filing, it appears that your acquisition
        of Nutritional Specialties, Inc. ("Nutritional Specialties") qualifies as that of a
        "significant" business under Item 310(c)(3)(b) of Regulation S-B. As a result, we
        request that you furnish the applicable audited financial statements required by
        Item 310(c)(2) of Regulation S-B. Please also refer to Part C of Form S-4, as
        prescribed by Item 14(c)(2) of Schedule 14A (by way of Item 1 of Schedule 14C).

Pro Forma (Unaudited) Condensed Consolidated Financial Statements

General

2.   Please revise your disclosure to ensure that you have included footnote explanations for all of your pro forma adjustments to the statements of operations and balance sheet.

Pro Forma (Unaudited) Condensed Consolidated Statements of Operations

3.   We note that you have not recorded any pro forma adjustments to your statements of operations. Please revise your pro forma statements of operations for all periods presented to include adjustments as if the Nutritional Specialties transaction had occurred at the beginning of those periods. We would expect adjustments for interest expense, deferred financing amortization, tax expense, the issuance of common shares, etc.

Notes to (Unaudited) Condensed Consolidated Financial Statements

4.   Your disclosure of the purchase price allocation with respect to your acquisition of Nutritional Specialties indicates that you allocated nearly the entire purchase price to goodwill; your aggregate goodwill balance represents approximately 65% and 69% of your total pro forma assets as of March 31, 2007 and December 31, 2006, respectively. Please provide us with additional information that supports your determination that you did not acquire other identifiable intangible assets in this transaction that meet the criterion outlined in paragraph 39 of SFAS No. 141. Refer to paragraph A14 of SFAS No. 141.

5.   Per note (4) to your March 31, 2007 and December 31, 2006 unaudited condensed consolidated pro forma balance sheets, you incurred $1.5 million in "bank financing" in conjunction with your acquisition of Nutritional Specialties; however, you disclose the "bank financing" principal amount to be $2.0 million under the section "Reason for Approval and General Effect of Increasing Authorized Common Stock." Please clarify this discrepancy and revise your disclosure accordingly.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Amy Bruckner at (202) 551-3657 or Joel Parker at (202) 551-3651 if you have any questions concerning the financial statements. If you have any other questions, you may contact John L. Krug at (202) 551-3862, Suzanne Hayes, Branch Chief, at (202) 551-3675, or me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director